                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


     [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 1996


                                      OR


     [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


              For the transition period from         to
                                             -------    -------

                       Commission file number:  1-8247



            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Johns Manville Corporation
                        717 17th Street
                        Denver, Colorado  80202

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

                             _____________________





                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                    as of December 31, 1996 and 1995 and for
                        the Year ended December 31, 1996

                SCHULLER INTERNATIONAL  EMPLOYEES THRIFT PLAN
          INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                             ---------------------


                                                                                 Pages
                                                                                 -----
Report of Independent Accountants                                                   2

Financial Statements:

   Statements of Net Assets Available for Benefits with
         Fund Information at December 31, 1996 and 1995                         3 - 6

   Statement of Changes in Net Assets Available for Benefits
         with Fund Information for the Year ended
         December 31, 1996                                                      7 - 8

   Notes to Financial Statements                                               9 - 18

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes
         (Item 27a Form 5500)                                                      19

   Schedule of Reportable Transactions
         (Item 27d Form 5500)                                                      20

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee
    of the Board of Directors of Johns Manville Corporation

We have audited the accompanying statements of net assets available for benefits of the Schuller International Employees Thrift Plan ("Plan") as of December 31, 1996 and 1995 and the statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Schuller International Employees Thrift Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND L.L.P.
----------------------------
    COOPERS & LYBRAND L.L.P.



Denver, Colorado
June 20, 1997

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995


                                                Retirement
                                                Government
                                               Money Market    Income        Asset      Disciplined
1996                                             Portfolio      Fund        Manager     Equity Fund
----                                             ---------      ----        -------     -----------
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
   Common stock of Schuller Corporation
     at market value (cost $976,165)
   Commingled funds, at market value:
     Retirement Government Money
       Market Portfolio (cost $9,429,706)      $ 9,429,706
     Asset Manager (cost $31,447,918)                                      $34,650,950
     Disciplined Equity (cost $26,510,270)                                               $30,253,151
     Value Fund (cost $22,142,535)
     Magellan Fund (cost $40,558,383)
     OTC Portfolio (cost $14,078,032)
     International Growth and
       Income Fund (cost $8,434,009)
     Short-Term Bond Fund (cost $16,595,052)                 $19,085,157

   Investment contracts, at contract value                    39,324,462

   Loans to Plan members, at cost
      (approximates market)

Cash and equivalents (Note 3)                                  2,754,161

Due from associated funds                            7,730        42,709        42,635        31,491

Contributions receivable:
     Plan members                                   13,693        58,916        61,990        50,731
     Company                                       132,046       523,495       594,154       477,790

Accrued income receivable (Note 2)

                                               -----------   -----------   -----------   -----------
    Total assets                                 9,583,175    61,788,900    35,349,729    30,813,163


        LIABILITIES

Payable to associated funds

                                               -----------   -----------   -----------   -----------
Net assets available for benefits              $ 9,583,175   $61,788,900   $35,349,729   $30,813,163
                                               ===========   ===========   ===========   ===========


                                                                                        International
                                                  Value       Magellan         OTC       Growth and
1996                                              Fund          Fund        Portfolio    Income Fund
----                                              ----          ----        ---------    -----------
                                                                                         od
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
   Common stock of Schuller Corporation
     at market value (cost $976,165)
   Commingled funds, at market value:
     Retirement Government Money
       Market Portfolio (cost $9,429,706)
     Asset Manager (cost $31,447,918)
     Disciplined Equity (cost $26,510,270)
     Value Fund (cost $22,142,535)             $24,003,971
     Magellan Fund (cost $40,558,383)                        $44,842,426
     OTC Portfolio (cost $14,078,032)                                      $16,003,360
     International Growth and
       Income Fund (cost $8,434,009)                                                     $ 9,236,749
     Short-Term Bond Fund (cost $16,595,052)

   Investment contracts, at contract value

   Loans to Plan members, at cost
      (approximates market)

Cash and equivalents (Note 3)

Due from associated funds                           28,797        65,406        20,771        15,996

Contributions receivable:
     Plan members                                   50,405        96,878        39,037        25,231
     Company                                       444,866       978,179       343,266       251,483

Accrued income receivable (Note 2)

                                               -----------   -----------   -----------   -----------
    Total assets                                24,528,039    45,982,889    16,406,434     9,529,459


        LIABILITIES

Payable to associated funds

                                               -----------   -----------   -----------   -----------
Net assets available for benefits              $24,528,039   $45,982,889   $16,406,434   $ 9,529,459
                                               ===========   ===========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995


                                                           Schuller
                                                            Common
                                                            Stock         Loan            Mutual         Combined
           1996 (Continued)                                  Pool        Account       Benefit Life        Total
           ----                                            --------     ----------     -----------     ------------
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $976,165)                        $128,910                                    $    128,910
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $9,429,706)                                                                  9,429,706
    Asset Manager (cost $31,447,918)                                                                     34,650,950
    Disciplined Equity (cost $26,510,270)                                                                30,253,151
    Value Fund (cost $22,142,535)                                                                        24,003,971
    Magellan Fund (cost $40,558,383)                                                                     44,842,426
    OTC Portfolio (cost $14,078,032)                                                                     16,003,360
    International Growth and
      Income Fund (cost $8,434,009)                                                                       9,236,749
    Short-Term Bond Fund (cost $16,595,052)                                                              19,085,157

  Investment contracts, at contract value                                              $14,651,511       53,975,973

  Loans to Plan members, at cost
    (approximates market)                                               $7,865,239                        7,865,239

Cash and equivalents (Note 3)                                                                             2,754,161

Due from associated funds                                                                                   255,535

Contributions receivable:
    Plan members                                                                                            396,881
    Company                                                                                               3,745,279

Accrued income receivable (Note 2)                                          55,919                           55,919
                                                           --------     ----------     -----------     ------------

    Total assets                                            128,910      7,921,158      14,651,511      256,683,367

       LIABILITIES

Payable to associated funds                                                255,535                          255,535
                                                           --------     ----------     -----------     ------------

Net assets available for benefits                          $128,910     $7,665,623     $14,651,511     $256,427,832
                                                           ========     ==========     ===========     ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995

                                             Retirement
                                             Government
                                           Money Market        Income         Asset      Disciplined
       1995                                  Portfolio          Fund         Manager     Equity Fund
       ----                                 -----------      -----------   -----------   -----------
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,066,822)
  Common stock pool of Riverwood
    International at market value
    (cost $741,900)
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $6,535,040)    $ 6,535,040
    Asset Manager (cost $28,179,246)                                       $30,692,009
    Disciplined Equity (cost $23,527,426)                                                $25,983,839
    Value Fund (cost $12,612,053)
    Magellan Fund (cost $36,078,039)
    OTC Portfolio (cost $7,776,839)
    International Growth and
      Income Fund (cost $7,334,637)

  Investment contracts, at contract value                    $52,118,355

  Loans to Plan members, at cost
    (approximates market)

Cash and equivalents (Note 3)                                 13,562,186

Due from associated funds                         7,188           44,451        37,881        25,805

Contributions receivable:
    Plan members                                  9,868           68,618        64,182        47,397
    Company                                     100,557          609,989       624,553       457,198

Accrued income receivable (Note 2)
                                            -----------      -----------   -----------   -----------

    Total assets                              6,652,653       66,403,599    31,418,625    26,514,239

       LIABILITIES

Payable to associated funds
                                            -----------      -----------   -----------   -----------

Net assets available for benefits           $ 6,652,653      $66,403,599   $31,418,625   $26,514,239
                                            ===========      ===========   ===========   ===========

                                                                                               International
                                                       Value        Magellan        OTC         Growth and
           1995                                         Fund          Fund       Portfolio     Income Fund
           ----                                     -----------   -----------   ----------     -------------

          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,066,822)
  Common stock pool of Riverwood
    International at market value
    (cost $741,900)
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $6,535,040)
    Asset Manager (cost $28,179,246)
    Disciplined Equity (cost $23,527,426)
    Value Fund (cost $12,612,053)                   $14,496,921
    Magellan Fund (cost $36,078,039)                              $43,284,628
    OTC Portfolio (cost $7,776,839)                                             $9,131,710
    International Growth and
      Income Fund (cost $7,334,637)                                                              $7,501,926

  Investment contracts, at contract value

  Loans to Plan members, at cost
    (approximates market)

Cash and equivalents (Note 3)

Due from associated funds                                20,437        63,379       12,399           11,937

Contributions receivable:
    Plan members                                         37,079       103,943       26,042           21,448
    Company                                             364,184     1,070,629      247,576          259,797

Accrued income receivable (Note 2)
                                                    -----------   -----------   ----------       ----------

    Total assets                                     14,918,621    44,522,579    9,417,727        7,795,108

       LIABILITIES

Payable to associated funds
                                                    -----------   -----------   ----------       ----------

Net assets available for benefits                   $14,918,621   $44,522,579   $9,417,727       $7,795,108
                                                    ===========   ===========   ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1996 and 1995


                                                           Schuller
                                               RVW          Common
                                              Stock         Stock          Loan          Mutual          Combined
           1995 (Continued)                   Pool           Pool         Account      Benefit Life        Total
           ----                            ----------      --------     ----------     -----------     ------------
          ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
  Common stock of Schuller Corporation
    at market value (cost $1,066,822)                      $105,457                                   $     105,457
  Common stock pool of Riverwood
    International at market value
    (cost $741,900)                        $1,013,760                                                     1,013,760
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $6,535,040)                                                                  6,535,040
    Asset Manager (cost $28,179,246)                                                                     30,692,009
    Disciplined Equity (cost $23,527,426)                                                                25,983,839
    Value Fund (cost $12,612,053)                                                                        14,496,921
    Magellan Fund (cost $36,078,039)                                                                     43,284,628
    OTC Portfolio (cost $7,776,839)                                                                       9,131,710
    International Growth and
      Income Fund (cost $7,334,637)                                                                       7,501,926

  Investment contracts, at contract value                                              $14,482,275       66,600,630

  Loans to Plan members, at cost
    (approximates market)                                               $6,959,901                        6,959,901

Cash and equivalents (Note 3)                                                                            13,562,186

Due from associated funds                                                                                   223,477

Contributions receivable:
    Plan members                                                                                            378,577
    Company                                                                                               3,734,483

Accrued income receivable (Note 2)                                          48,214                           48,214
                                           ----------      --------     ----------     -----------     ------------

    Total assets                            1,013,760       105,457      7,008,115      14,482,275      230,252,758

       LIABILITIES

Payable to associated funds                                                223,477                          223,477
                                           ----------      --------     ----------     -----------     ------------

Net assets available for benefits          $1,013,760      $105,457     $6,784,638     $14,482,275     $230,029,281
                                           ==========      ========     ==========     ===========     ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1996


                                           Retirement
                                           Government
                                          Money Market     Income         Asset       Disciplined
           1996                            Portfolio        Fund         Manager      Equity Fund
           ----                           -----------   -----------   ------------    ------------
Investment Income:
  Interest income                                       $   598,612


  Dividend income                         $   388,143                  $ 2,710,968     $ 2,194,299

  Net appreciation (depreciation)
    in fair value
    of investments (Note 2)                               2,698,643      1,216,820       1,774,978
                                          -----------   -----------    -----------     -----------

Total investment income                       388,143     3,297,255      3,927,788       3,969,277
                                          -----------   -----------    -----------     -----------

Contributions (Note 7):
  By Plan members                             302,954     1,603,587      1,781,125       1,444,844
  By the Company                              116,308     1,026,567      1,153,409         908,696
                                          -----------   -----------    -----------     -----------

                                              419,262     2,630,154      2,934,534       2,353,540
                                          -----------   -----------    -----------     -----------

Transfers into fund from
  associated funds                          7,003,324    67,329,581      3,304,725       3,186,887
                                          -----------   -----------    -----------     -----------

Transfers out of fund to
  associated funds                         (4,106,411)  (72,140,999)    (4,273,449)     (3,365,086)
                                          -----------   -----------    -----------     -----------

 Withdrawals and forfeitures (Note 8)        (768,683)   (5,721,116)    (1,952,125)     (1,841,872)
                                          -----------   -----------    -----------     -----------

Administrative expenses                        (5,113)       (9,574)       (10,369)         (3,822)
                                          ----------- -------------    -----------     -----------

Net increase (decrease)                     2,930,522    (4,614,699)     3,931,104       4,298,924

Net assets available for benefits:

   Beginning of year                        6,652,653    66,403,599     31,418,625      26,514,239
                                          -----------   -----------    -----------     -----------

   End of year                            $ 9,583,175   $61,788,900    $35,349,729     $30,813,163
                                          ===========   ===========    ===========     ===========

                                                                                                       International
                                                         Value             Magellan          OTC         Growth and
           1996                                          Fund                Fund         Portfolio     Income Fund
           ----                                       -----------         -----------    -----------    ----------
Investment Income:
  Interest income

  Dividend income                                     $  2,692,441        $ 7,155,043    $ 1,905,307    $  302,301

  Net appreciation (depreciation)
    in fair value
    of investments (Note 2)                               352,217          (2,361,951)       825,283       728,499
                                                      -----------         -----------    -----------    ----------

Total investment income                                 3,044,658           4,793,092      2,730,590     1,030,800
                                                      -----------         -----------    -----------    ----------

Contributions (Note 7):
  By Plan members                                       1,293,016           2,876,526        867,154       675,837
  By the Company                                          838,616           1,979,234        616,910       486,019
                                                      -----------         -----------    -----------    ----------

                                                        2,131,632           4,855,760      1,484,064     1,161,856
                                                      -----------         -----------    -----------    ----------

Transfers into fund from
  associated funds                                      8,972,766           5,614,200      7,303,179     1,787,167
                                                      -----------         -----------    -----------    ----------

Transfers out of fund to
  associated funds                                     (3,509,237)        (11,341,618)    (3,801,521)   (1,388,524)
                                                      -----------         -----------    -----------    ----------

 Withdrawals and forfeitures (Note 8)                  (1,028,423)         (2,458,373)      (727,421)     (856,890)
                                                      -----------         -----------    -----------    ----------

Administrative expenses                                    (1,978)             (2,751)          (184)          (58)
                                                      -----------         -----------    -----------    ----------

Net increase (decrease)                                 9,609,418           1,460,310      6,988,707     1,734,351

Net assets available for benefits:

   Beginning of year                                   14,918,621          44,522,579      9,417,727     7,795,108
                                                      -----------         -----------    -----------    ----------

   End of year                                        $24,528,039         $45,982,889    $16,406,434    $9,529,459
                                                      ===========         ===========    ===========    ==========


   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1996


                                                                      Schuller
                                                           RVW         Common
                                                          Stock        Stock           Loan           Mutual         Combined
    1996 (Continued)                                       Pool         Pool          Account       Benefit Life       Total
    ----                                               -----------   -----------    -----------     ------------    ------------
Investment Income:
  Interest income                                                                   $   629,606     $   880,789     $  2,109,007

  Dividend income                                                                                                     17,348,502

  Net appreciation (depreciation) in fair value
    of investments (Note 2)                            $    59,830   $    34,389                                       5,328,708
                                                       -----------   -----------    -----------     -----------     ------------

Total investment income                                     59,830        34,389        629,606         880,789       24,786,217
                                                       -----------   -----------    -----------     -----------     ------------

Contributions (Note 7):
  By Plan members                                                                                                     10,845,043
  By the Company                                                                                                       7,125,759
                                                       -----------   -----------    -----------     -----------     ------------

                                                                                                                      17,970,802
                                                       -----------   -----------    -----------     -----------     ------------
Transfers into fund from
  associated funds                                                                    4,185,608                      108,687,437
                                                       -----------   -----------    -----------     -----------     ------------

Transfers out of fund to
  associated funds                                      (1,048,818)          (55)    (3,603,327)       (108,392)    (108,687,437)
                                                       -----------   -----------    -----------     -----------     ------------

Withdrawals and forfeitures (Note 8)                       (24,772)      (10,881)      (330,902)       (603,161)     (16,324,619)
                                                       -----------   -----------    -----------     -----------     ------------

Administrative expenses                                                                                                  (33,849)
                                                       -----------   -----------    -----------     -----------     ------------

Net increase (decrease)                                 (1,013,760)       23,453        880,985         169,236       26,398,551

Net assets available for benefits:

   Beginning of year                                     1,013,760       105,457      6,784,638      14,482,275      230,029,281
                                                       -----------   -----------    -----------     -----------     ------------

   End of year                                         $         0   $   128,910    $ 7,665,623     $14,651,511     $256,427,832
                                                       ===========   ===========    ===========     ===========     ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------

1.    Plan Description:
      -----------------

      The Schuller International Employees Thrift Plan (the "Plan") is sponsored by Johns Manville Corporation, formerly Schuller Corporation, and offered through Johns Manville International Inc. (the "Company"), a wholly owned subsidiary of Johns Manville Corporation. The Plan provides eligible employees a convenient means for regular and systematic savings with several investment options. Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Institutional Retirement Services Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: the Retirement Government Money Market Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio, and the International Growth and Income Fund. In addition, the Income Fund holds the Fidelity Short-Term Bond Fund and contracts with various insurance and investment companies. The Income Fund also contains contracts with Mutual Benefit Life Insurance Company ("Mutual Benefit Life") and Confederation Life Insurance Company ("Confederation Life") (see Notes 4 and 5). Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

      In addition to the funds described above, at December 31, 1996, some participants had investments in the Schuller Common Stock Pool, which
      holds common stock of Schuller Corporation.   Although the Schuller
      Common Stock Pool is not currently offered as an investment option, the Plan allows additional shares to be purchased with dividends paid on the common stock. Similarly, at December 31, 1995, some participants had investments in the RVW Stock Pool, which contained shares of stock of Riverwood International Corporation ("Riverwood"). Riverwood was an affiliate of the Company until a private group of investors acquired all of its remaining common stock during March, 1996. At that time, the Plan's investments in the RVW Stock Pool were either liquidated or transferred to the Retirement Government Money Market Portfolio.

      The loan account holds loans made to eligible participants out of their vested account balances in the aforementioned funds except for the RVW Stock Pool, Schuller Common Stock Pool, and investment contracts with Mutual Benefit Life and Confederation Life. Principal and interest payments are reinvested in the participants investment funds in accordance with the participant's investment election in effect at the time the payments are made.

      At December 31, 1996, there were a total of 5,219 participants in the Plan. They participated in one or more of the funds as follows: 736 in the Retirement Government Money Market Portfolio, 1,974 in the Asset Manager, 2,018 in the Disciplined Equity

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------

1.    Plan Description, continued:
      -----------------

      Fund, 1,579 in the Value Fund, 2,584 in the Magellan Fund, 1,201 in the OTC Portfolio, 1,202 in the International Growth and Income Fund, 4,648 in the Income Fund, 216 in the Schuller Common Stock Pool, and 986 in the Mutual Benefit Life contract. Additionally, 1,574 participants had loans outstanding through the loan account at December 31, 1996.

2.    Summary of Significant Accounting Policies:
      -------------------------------------------

      Investments in the funds are stated at current values based upon the following:

      Retirement Government                  original cost plus accrued interest.
         Money Market Fund

      Asset Manager Fund                     quotations obtained directly from mutual fund company.

      Disciplined Equity Fund                quotations obtained directly from mutual fund company.

      Value Fund                             quotations obtained directly from mutual fund company.

      Magellan Fund                          quotations obtained directly from mutual fund company.

      OTC Portfolio                          quotations obtained directly from mutual fund company.

      International Growth                   quotations obtained directly from mutual fund company.
         and Income Fund

      Income Fund                            contract value (original cost plus accrued interest and contributions less withdrawals) and quotations obtained directly from mutual fund company.

      RVW Stock Pool                         stock quotations obtained from New York Stock Exchange.

      Schuller Common                        stock quotations obtained from New York Stock
         Stock Pool                          Exchange.

      Mutual Benefit Life                    contract value (original cost plus accrued interest and
                                             contributions less withdrawals)

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS


2.    Summary of Significant Accounting Policies, continued:
      -------------------------------------------

      Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1996 and 1995.

      Within the Income Fund, the Plan has entered into investment contracts with various insurance and investment companies. The contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by these companies. The contracts are included in the financial statements at contract value, as reported by the insurance and investment companies. Contract value represents contributions under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The average yields presented on the contracts approximate the contract rate. No valuation reserves were required to adjust contract amounts, as the contract value of the reported investment contracts approximates fair value. Investment contracts held in the Income Fund contain provisions that could reduce the earnings on the investment below the guaranteed rate if there is an early discontinuance of the contract.

      The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

      The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, including derivative financial instruments (see Note 6).

      The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities. The Plan has reclassified the presentation of certain prior year information to conform with the current presentation format.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------

3.    Investments:
      ------------

      The number of shares and carrying value per share at December 31, were as follows:

                                                                            1996                   1995
                                                                       ------------             ----------
          Retirement Government Money Market
          ----------------------------------
             Shares                                                       9,429,706              6,535,040
             Market value per share                                           $1.00                  $1.00

          Asset Manager*
          -------------
             Shares                                                       2,103,883              1,936,404
             Market value per share                                          $16.47                 $15.85

          Disciplined Equity Fund*
          -----------------------
             Shares                                                       1,372,647              1,258,907
             Market value per share                                          $22.04                 $20.65

          Value Fund*
          ----------
             Shares                                                         465,735                292,041
             Market value per share                                          $51.54                 $49.64

          Magellan Fund*
          -------------
             Shares                                                         556,013                503,427
             Market value per share                                          $80.65                 $85.98

          OTC Portfolio*
          -------------
             Shares                                                         489,250                301,078
             Market value per share                                          $32.71                 $30.33

          International Growth and Income Fund
          ------------------------------------
             Shares                                                         472,468                417,935
             Market value per share                                          $19.55                 $17.95

          Income Fund
          -----------
             Short-Term Bond Fund*
                Shares                                                    2,188,665
                Market Value per share                                        $8.72

             Security Life of Denver Contract*
                Shares                                                   18,971,620             18,350,306
                Contract value per share                                      $1.00                  $1.00
                Average yield                                                  3.00%                  4.78%

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------

3.    Investments, continued:
      ------------

                                                                            1996                   1995
                                                                       ------------            -----------
             Morgan Guaranty ABS
                Shares                                                    7,890,809              8,777,330
                Contract value per share                                      $1.00                  $1.00
                Average yield                                                  7.09%                  7.07%

             Confederation Life Insurance Contract
                Shares                                                    3,626,142              3,681,527
                Contract value per share                                      $1.00                  $1.00
                Average yield (Note 4)                                         0.00%                  0.00%

             Peoples Security Life ABS
                Shares                                                    2,991,598              2,973,949
                Contract value per share                                      $1.00                  $1.00
                Average yield                                                  7.73%                  7.72%

             Sun  Life Insurance of America  Contract
                Units                                                     2,923,252              2,706,213
                Contract value per share                                      $1.00                  $1.00
                Average yield                                                  8.02%                  8.02%

             Protective Life Insurance Contract
                Units                                                     2,921,041              2,705,184
                Contract value per share                                      $1.00                  $1.00
                Average yield                                                  7.98%                  7.98%

             J.P. Morgan Securities Insurance Contract
                Shares                                                                           8,241,212
                Contract value per share                                                             $1.00
                Average yield                                                                         8.90%

             Life of Virginia Contract
                Shares                                                                           2,357,664
                Contract value per share                                                             $1.00
                Average yield                                                                         8.52%

             Bankers Trust Investment Contracts
                Shares                                                                           2,324,969
                Contract value per share                                                             $1.00
                Average yield                                                                         9.13%

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

3.    Investments, continued:
      ------------



                                                                            1996                   1995
                                                                       ------------            -----------
          Schuller Common Stock Pool
          --------------------------
             Shares                                                           5,801                  6,336
             Market value per share                                          $22.22                 $16.65

          RVW Stock Pool
          --------------
             Shares                                                                                 73,546
             Market value per share                                                                 $13.79

          Loan Account
          ------------
             Remaining principal balance, at cost                        $7,865,239             $6,959,901
                (approximates market)

          Mutual Benefit Life Insurance Contract*
          --------------------------------------
                Shares                                                  $14,651,511            $14,482,275
                Contract value per share                                      $1.00                  $1.00
                Average yield (Note 5)                                         6.25%                  3.55%


      * Represents at least 5% of net assets available for benefits at December 31, 1996.

      The cash and equivalents portion of the Income Fund was invested primarily in short-term U.S. Government Securities until it was transferred to the Fidelity Short-Term Bond Fund, a new investment option, on March 1, 1996. Existing contracts at December 31, 1996 will remain as such until maturity, at which time the cash will be invested in this bond fund, as the Plan does not intend to offer such contracts as an investment option in the future.

4.    Confederation Life Insurance Company:
      -------------------------------------

      At December 31, 1996, the Income Fund held a $3.6 million investment contract with Confederation Life, representing 5.9% of the net assets of the Income Fund. Since 1994, assets of this contract were segregated by the Plan as Canadian and U.S. regulators assumed control of Confederation Life and a court subsequently placed them into rehabilitation. During the rehabilitation period, certain hardship withdrawals were permitted and participants had access to the remainder of the Income Fund. Adjustment to reduce the carrying value of the contract to net realizable value would have no material effect on the financial statements. During April and May 1997, Plan participants received a total of $3.9 million from Confederation Life, effectively terminating the contract.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------


5.    Mutual Benefit Life Insurance Company:
      --------------------------------------

      During 1991, Mutual Benefit Life was placed under rehabilitory conservatorship with the state of New Jersey by court order, and during 1993, a plan of rehabilitation (the "Rehabilitation") was approved. Mutual Benefit Life became insolvent during 1994 and its assets and liabilities were assumed by a successor company, MBL Life Assurance Corporation ("MBLLAC"). Pursuant to the Rehabilitation, participants had the option of opting out of the existing contract or accepting participation in a new, restructured contract to be issued by MBLLAC. Participants electing to opt out of the contract received 55% of their account balances with interest credited at 3.5% annually through payout. Participants who elected to opt out of the contract received $864,000, while those who elected to accept participation in the restructured contract were credited with balances totaling approximately $15.2 million, with interest credited at the contract rate (11.05%) through December 31, 1991, at 4.0% for 1992, at 3.5% for 1993, at 3.5% for 1994,
      at 3.55% for 1995, and at 5.25% through September 30, 1996, and at 9.25% for the remainder of 1996. Interest to be paid thereafter has not been determined, but will be no less than zero. The contract value of Mutual Benefit reflects interest credited at these rates. Payment of principal and interest has been guaranteed by a consortium of major insurance companies.

      During the rehabilitation period, which is expected to extend through December 31, 1999, withdrawals will remain limited. However, payments will continue to be made in cases of death and hardship, and out-of-fund payments will be made to retirees aged 59 1/2 or more who have elected to leave the Plan. A cashout resulting in a penalty is also available. The penalty percentage is determined on a quarterly basis and was 18% at December 31, 1996 The Rehabilitation anticipates that balances in the restructured contracts will be paid out in five annual installments beginning in the year 2000. However, should there be insufficient liquidity or assets, scheduled installment payments may be deferred for up to seven years.

6.    Derivative Financial Instruments:
      ---------------------------------

      The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes.

      The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

      Investments in the Asset Manager Fund, the Magellan Fund and the International Growth and Income Fund occasionally include derivative financial instruments such as futures, forward, swap or option contracts.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------


6.    Derivative Financial Instruments, continued:
      ---------------------------------

      The primary objectives of investing in domestic equity futures are to remain fully invested and maintain liquidity ("long positions"), and to hedge against equity price declines ("short positions"). Futures contracts are settled on a daily basis using funds set aside in separate accounts. Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations. During 1996 and 1995 these derivative investments comprised an immaterial portion of the total net assets available for benefits.

7.    Contributions, Eligibility and Vesting:
      ---------------------------------------

      Pre-tax Contributions - Eligible employees may contribute to the Plan through a reduction in salary on a pre-tax basis (a "401(k)" Plan ) from 1% to 9% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions) or, for highly compensated employees, from 1% to 8% of salary on a pre-tax basis.

      After-tax Contributions - Employees may elect to contribute 1% to 7% of salary on an after-tax basis regardless of the percentage of pre-tax contributions.

      Company Contributions - The Company contribution is based on a 50% fixed match plus up to 50% variable match based on the operating performance of the Company, on the first six percent of pre-tax employee contributions. Company contributions of $3,609,919 related to the 50% variable match were accrued for at December 31, 1996. After-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any one employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

      Eligibility - Full-time permanent salaried employees and non-union hourly employees at participating locations are eligible to become Plan participants on the first day of employment or re-employment. If the employee is a part- time or temporary, such employee becomes eligible to participate after completing at least one year and 1,000 hours of service. The Plan also allows non-union hourly employees at participating locations to contribute to the Plan.

      Vesting - Employee contributions and earnings thereon vest to the participant immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years of service or three years participation in the Plan.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------

8.    Withdrawals and Forfeitures and Loans:
      --------------------------------------

      Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59 1/2, or leaves the Company, or furnishes satisfactory proof of financial hardship.

      If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $3,500, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

      Forfeitures serve to reduce future contributions of the Company. During 1996, forfeitures totaled $133,749. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the re-employment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

      A participant who retires or becomes disabled, and has a balance of at least $3,500, can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70 1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

      Withdrawal of Company contributions is subject to suspension of Company contributions for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

      The Plan's loan provisions allow a participant to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate on the last day of the prior month.

9.    Tax Status:
      -----------

      The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on March 22, 1993 for a determination as to whether the Plan meets the qualification

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                              -------------------

9.    Tax Status, continued:
      -----------

      requirements of Section 401(a) of the Internal Revenue Code of 1986. On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. The Plan has been amended since that date; however, the Company believes that the Plan remains in accordance with the applicable requirements under the Internal Revenue Code of 1986. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, earnings on contributions from the Company's retirement plans, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

10.   Termination of the Plan:
      ------------------------

      It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

11.   Administrative Expenses Paid by Company:
      ----------------------------------------

      The Company paid approximately $58,000 in 1996 of administrative expenses to the Plan's trustee on behalf of the Plan, which are not included in the financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1996




                                  Description of Investment Including
Identity of Issue, Borrower,        Maturity Date, Rate of Interest,
  Lessor, or Similar Party          Collateral, Par or Maturity Date              Share Balance      Cost        Current Value
---------------------------       -----------------------------------             -----------    ------------    -------------
Retirement Government
  Money Market                     Money market fund                                9,429,706    $  9,429,706    $  9,429,706

Income Fund                        Income mutual fund commingled with a
                                   blend of guaranteed investment
                                   contracts (GICS) and investment
                                   contracts with insurance and
                                   investment companies, and cash and
                                   equivalents  (1)                                41,513,126      58,673,675      61,163,780

Asset Manager                      Mutual fund of domestic and foreign stocks,
                                   bonds, and short-term instruments                2,103,883      31,447,918      34,650,950

Disciplined Equity Fund            Domestic common stocks mutual fund               1,372,647      26,510,270      30,253,151

Value Fund                         Common stock mutual fund of companies
                                   considered undervalued or having growth
                                   potential                                          465,735      22,142,535      24,003,971

Magellan Fund                      Common stock and convertible securities
                                   mutual fund                                        556,013      40,558,383      44,842,426

OTC Portfolio                      Mutual fund of securities of companies
                                   mainly traded in the over-the-counter market       489,250      14,078,032      16,003,360

International Growth               Foreign equity and debt securities
  and Income Fund                  mutual fund                                        472,478       8,434,009       9,236,749

Schuller Common Stock Pool*        Common stock                                         5,801         976,165         128,910

Loans to Plan members              Participant loans (2)                                            7,865,239       7,865,239

Mutual Benefit Life                Insurance contract                              14,651,511      14,651,511      14,651,511
                                                                                                 ------------    ------------

                                                                                                 $234,767,443    $252,229,753
                                                                                                 ============    ============


(1) The Income Fund bears interest ranging from 0.00% to 9.13%, maturing January, 1997 through June, 1997.

(2) Loans to Plan members bear interest ranging from 7% to 12% and mature on January, 1997 through December, 2021.

* Party in interest

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                               December 31, 1996

                                                                                                         Current Value
                                                                                                         at Transaction
 Identity of Fund            Description of Asset      Total Purchases    Total Sales      Cost of Asset      Date       Net Gain
------------------          -----------------------    ---------------    ------------     ------------- --------------  ---------
Retirement Government
  Money Market              Money market fund            $ 7,908,621       $ 5,013,954      $ 5,013,954    $ 5,013,954

Income Fund                 Income mutual fund
                            commingled with a
                            blend of guaranteed
                            investment contracts
                            (GICS) and investment
                            contracts with insurance
                            and investment companies     $70,672,396       $77,887,799      $77,679,261    $77,887,799   $208,538

Asset Manager               Asset allocation mutual
                            fund                         $ 8,978,065       $ 6,235,944      $ 5,709,393    $ 6,235,944   $526,551

Disciplined Equity Fund     Domestic common stocks
                            mutual fund                  $ 7,705,114       $ 5,210,781      $ 4,722,270    $ 5,210,781   $488,511

Value Fund                  Long-term capital
                            growth mutual fund           $13,694,472       $ 4,539,638      $ 4,163,990    $ 4,539,638   $375,648

Magellan Fund               Growth common stock
                             fund                        $17,722,490       $13,802,741      $13,242,145    $13,802,741   $560,596

OTC Portfolio               Mutual fund of securities
                            of companies mainly traded
                            in the over-the-counter
                            market                       $10,575,494       $ 4,529,127      $ 4,274,301    $ 4,529,127   $254,826

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


June 25, 1997                      SCHULLER INTERNATIONAL EMPLOYEES
                                   THRIFT PLAN



                                By:  /s/   Ann J. Henley
                                   ----------------------------------
                                           Ann J. Henley
                                           Director, Benefits